Exhibit 99.1

Nexera Technologies Completes Sale of KeepZone AI to a Global Aerospace and Defense Company for up to $6.5 million

Nexera sold its wholly owned subsidiary, KeepZone AI, for approximately $1.5 million in Acquiror securities issued at closing and up to $5 million in additional cash earn-out consideration based on KeepZone net profit over the following 24 months

Tel Aviv, Israel, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Nexera Technologies Ltd (“Nexera” or the “Company”) (Nasdaq: NEXR, NEXRW), a data-driven company operating on the Amazon Marketplace, announced today that it has completed the sale  of its wholly owned subsidiary, KeepZone AI Inc. (“KeepZone”), to a global aerospace and defense company (the “Acquiror”), a Delaware corporation.

As previously announced on October 27, 2026, Nexera entered into a definitive agreement to sell KeepZone to the Acquiror for an initial purchase price of $1 million, payable in securities of the Acquiror. Prior to closing, the parties amended the definitive agreement to increase the purchase price from $1 million to $1,539,800 and to increase the beneficial ownership limitation applicable to Nexera’s ownership of the Acquiror’s common stock from 4.9% to 9.99%. In addition, Nexera will be entitled to receive an earn-out payment equal to 50% of KeepZone’s positive cumulative after-tax net profit generated during the 24-month period following closing, subject to a maximum earn-out payment of $5 million. The earn-out payment, if any, will be payable in cash within 90 days following the end of such 24-month period.

The initial purchase price of $1,539,800 was paid in securities of the Acquiror.

The transaction was completed on a cash-free, debt-free basis. Prior to closing, KeepZone’s available cash was transferred to Nexera, and KeepZone’s liabilities and indebtedness, including intercompany balances, were addressed in accordance with the purchase agreement. These arrangements did not adjust the closing consideration.

The Acquiror may, in its sole discretion, file a resale registration statement with the U.S. Securities and Exchange Commission to register the resale of the shares issued as consideration. Any such registration would be subject to the terms and conditions of the definitive agreement.

The securities issued as consideration have not been and will not be registered under the Securities Act of 1933, as amended, and were issued in a transaction exempt from the registration requirements thereof. Such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Nexera Technologies Ltd

Nexera Technologies Ltd operates, through its subsidiaries, in the field of e-commerce. Its e-commerce operations include Fort Products Limited, a legacy consumer products operation focused on pest control and remedial products, which was sold to Fort Technology Inc., or Fort Technology, in July 2025 in exchange for a controlling equity interest, with the Company having since reduced its stake in Fort while retaining control and strategic involvement in related e-commerce activities; and its ongoing legacy e-commerce activities, consisting of data-driven online retail operations (primarily on the Amazon Marketplace) conducted through the Company’s other wholly-owned subsidiaries, including Smart Repair Pro and Top Rank Ltd.

For more information on Nexera Technologies, visit: https://nexera-tech.io/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate,” or other comparable terms. For example, the Company is using forward-looking statements when discussing the potential amount, timing and receipt of any earn-out payment; KeepZone’s future operating performance and the calculation of any earn-out; the value, market price and liquidity of the securities received as consideration; the potential issuance of additional securities pursuant to the applicable true-up mechanism; the potential filing or effectiveness of a resale registration statement; and the anticipated effects of the transaction on the Company’s business, strategy, financial condition and liquidity. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, fluctuations in the market price of the Acquiror’s common stock; the possibility that Nexera may not realize the anticipated value of the securities received as consideration; the absence of an effective resale registration statement or an available exemption permitting resale of such securities; the possibility that KeepZone may not generate sufficient net profit to result in any earn-out payment; uncertainties and potential disagreements regarding the calculation of any earn-out payment; the risk that the Company may not realize the anticipated effects of the transaction; the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (“SEC”), on April 1, 2026, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

Michal Efraty
Adi and Michal PR-IR
Investor Relations, Israel
michal@efraty.com